Exhibit 2.2

STATE OF DELAWARE

CERTIFICATE FOR REVIVAL OF CHARTER

The corporation organized under the laws of the State of Delaware, the charter of which was voided for non-payment of taxes and/or for failure to file a complete annual report, now desires to procure a revival of its charter pursuant to Section 312 of the General Corporation Law of the State of Delaware, and hereby certifies as follows:

1. The name of the corporation is Institute for Wealth Holdings, Inc. and, if different, the name under which the corporation was originally incorporated Cherry, Inc.

2. The Registered Office of the corporation in the State of Delaware is located at 1675 South State St., Ste. B (street), in the City of Dover, County of Kent, Zip Code 19901. The name of the Registered Agent at such address upon whom process against this Corporation may be served is Capitol Services, Inc.

3. The date of filing of the Corporation’s original Certificate of Incorporation in Delaware was September 3, 2008.

4. The corporation desiring to be revived and so reviving its certificate of incorporation was organized under the laws of this State.

5. The corporation was duly organized and carried on the business authorized by its charter until the 1st day of March A.D. 2016, at which time its charter became inoperative and void for non-payment of taxes and/or failure to file a complete annual report and the certificate for revival is filed by authority of the duly elected directors of the corporation in accordance with the laws of the State of Delaware.

By:	/s/ Dewey M. Moore

Authorized Officer

Name:	Dewey M. Moore
Print or type